CONFIDENTIAL TREATMENT REQUESTED BY OCCAM NETWORKS, INC.

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

September 23, 2005

CERTAIN PORTIONS OF THIS LETTER AND ITS APPENDICES HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR AND

OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Mark P. Shuman, Branch Chief-Legal

Re:	Occam Networks, Inc.
Amendments No. 1 to Registration Statements on Form S-1
Filed July 29, 2005
File Nos. 333-125061 and 333-125060 (the “Registration Statements”)
Forms 10-Q for the periods ended March 31 and June 30, 2005
(the “Form 10-Qs”)
Form 8-K filed on June 28, 2005
File No. 0-30741 (the “Form 8-K”)

Dear Mr. Shuman:

On behalf of Occam Networks, Inc. (“Occam”), we submit this letter in response to the comment letter dated August 19, 2005 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Registration Statements, Forms 10-Q and Form 8-K.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company is requesting confidential treatment for selected portions of this letter and the supplemental materials, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 406 promulgated by the Commission under the Securities Act of 1933, as amended. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

On behalf of Occam, we are concurrently filing via EDGAR Amendments No. 2 to the Registration Statements (the “Amendments”). In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comment with Occam’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Amendments. Supplemental copies of this letter, marked copies of the Amendments, a proposed amendment to the Form 8-K and letters from PricewaterhouseCoopers LLP (PwC) to Occam have been sent to you via overnight courier.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT
Re: Occam Networks, Inc.	REQUESTED BY OCCAM NETWORKS, INC.
September 23, 2005
Page 2

Registration Statement File No. 333-125061

Cover Page

1.	Please expand the paragraph that references the separate resale registration statement to disclose the maximum number of shares offered under the separate filing.

Occam has revised the cover page of each Registration Statement to disclose the maximum number of shares offered under the other Registration Statement.

Questions and Answers about the Rights Offering, page 1

2.	Consistent with you supplement response to prior comment 4, please expand page 2 to disclose that preferred holders will not receive any acquisition or liquidation proceeds distributions unless there is at least $20 million for distribution.

Occam supplementally advises the Staff that holders of its Series A-2 preferred stock will share in the distribution of liquidation proceeds whenever such distributions are made. Holders of common stock will not receive any acquisition or liquidation proceeds unless the amount available for distribution exceeds the initial liquidation preference of the Series A-2 preferred stock. The initial liquidation preference of the Series A-2 preferred stock is explained on page 2 in the first paragraph under “Will the issuance of the Series A-2 preferred stock affect my common stock in any other ways?” The aggregate amount of the Series A-2 initial liquidation preference will be set forth in this paragraph once the rights offering record date is set. The initial liquidation preference of the Series A-2 preferred stock and its impact on the holders of common stock is also explained on pages 27 and 49 of the Rights Offering Registration Statement.

Registration Statement File No. 333-125060

3.	We note your response to prior comment no. 3 regarding the selling stockholders table that you are awaiting additional information regarding certain selling stockholders and that you expect to amend the registration statement to include additional information regarding those stockholders. We will review the additional information when it is submitted.

Occam has revised the footnotes to the selling stockholders table on page 39 of the Registration Statement to reflect additional information received from selling stockholders. Based on information received from the selling stockholders, Occam believes that disclosure in this table is now complete.

Form 8-K filed on June 28, 2005

4.	Revise to state whether the Company has authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each material weakness. See Item 304(a)(1)(v) of Regulation S-K.

Enclosed with the paper copy of this letter being sent by overnight courier to the Staff is a draft amendment to the Form 8-K filed on June 28, 2005. This draft is being supplementally provided to the Staff for its review. The draft amendment adds the following paragraph to the original Form 8-K:

“Occam has authorized PwC to respond fully to the inquiries of SLGG concerning the subject matter of each material weakness and significant deficiency previously identified by PwC.”

Securities and Exchange Commission	CONFIDENTIAL TREATMENT
Re: Occam Networks, Inc.	REQUESTED BY OCCAM NETWORKS, INC.
September 23, 2005
Page 3

Occam will file the amendment to the Form 8-K upon confirmation that the draft satisfies the Staff’s comment.

5.	We note that PWC advised you of certain internal control deficiencies. Provide us with any letters or written communications to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

Included with the paper copy of this letter are all letters or written communications to and from PwC regarding any disagreements or reportable events. We are also providing supplementally copies of management letters relating to internal control deficiencies identified by PwC in connection with audits of our 2003 and 2004 fiscal years. These materials are limited to the following letters from PwC:

(i) letter to Occam’s CFO dated May 25, 2004 relating to PwC’s audit of Occam’s financial statements for the year ended December 31, 2003 and PwC’s review of financial statements for the first quarter of 2004, in which PwC noted certain matters involving the system of internal control and its operation, and submitted to Occam information on related deficiencies and recommendations to help Occam improve its system of internal controls;

(ii) letter to the Audit Committee dated August 12, 2004 relating to PwC’s review of financial statements for the quarter ended June 30, 2004, in which PwC noted a certain revenue recognition matter that PwC considered to be a material weakness in Occam’s internal controls;

(iii) letter to the Audit Committee dated March 31, 2005 discussing PwC’s review of Occam’s financial statements for the year ended December 31, 2004, identifying certain deficiencies in Occam’s internal controls and recommending improvements in Occam’s internal controls; and

(iv) letter to the Audit Committee dated May 13, 2005 discussing a reportable condition related to deferred revenue in the quarter ended March 31, 2005.

These materials are being provided on a supplemental basis and Occam requests pursuant to Rule 418(b) promulgated under the Securities Act that the Staff keep such material confidential and return them after the Staff has completed its review. These materials are not being filed electronically pursuant to Rule 101(c)(2) of Regulation S-T and Rule 418(b).

6.	Tell us more about the material weakness related to the revenue recognition and the significant deficiency related to deferred revenue classification. Describe in reasonable detail how these control deficiencies were discovered, the nature of each issue and the impact the issues had on the current and prior period financial statements.

[***]

Securities and Exchange Commission	CONFIDENTIAL TREATMENT
Re: Occam Networks, Inc.	REQUESTED BY OCCAM NETWORKS, INC.
September 23, 2005

[***]

Securities and Exchange Commission	CONFIDENTIAL TREATMENT
Re: Occam Networks, Inc.	REQUESTED BY OCCAM NETWORKS, INC.
September 23, 2005
Page 5

Form 10-Q for the quarter ended June 30, 2004

Controls and Procedures, page 29

7.	In light of the fact that a material weakness existed with respect to revenue recognition, tell us how your officers were able to conclude that disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

[***]

Securities and Exchange Commission	CONFIDENTIAL TREATMENT
Re: Occam Networks, Inc.	REQUESTED BY OCCAM NETWORKS, INC.
September 23, 2005
Page 6

[***]

Form 10-Q for the quarter ended March 31, 2005

Controls and Procedures, page 24

8.	We note from your Form 8-K filed June 28, 2005 that you have remedied the deficiency relating to the deferred revenue classification. Tell us when this change in control policy took place and what consideration you gave to including disclosure of any changes in internal control over financial reporting in your Form 10-Q.

[***]

Securities and Exchange Commission	CONFIDENTIAL TREATMENT
Re: Occam Networks, Inc.	REQUESTED BY OCCAM NETWORKS, INC.
September 23, 2005
Page 7

[***]

Other Matters

The Registration Statements have been further revised to replace financial information for the three months ended March 31, 2005 with financial information for the six months ended June 30, 2005, and to provide information regarding recent stock and option grants to Occam’s CEO and certain members of its Board. Occam confirms that no additional material changes were made in the Amendments for reasons other than (i) in response to a specific Staff comment, or (ii) as noted in this response letter.

* * * * *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT
Re: Occam Networks, Inc.	REQUESTED BY OCCAM NETWORKS, INC.
September 23, 2005
Page 8

Please direct your questions or comments to or me (650-320-4557) or Robert Kornegay (650-320-4553). In addition, we would request that you provide a copy of any future correspondence regarding this matter to the attention of Mr. Kornegay and me at fax number 650-493-6811. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Asaf Kharal

Asaf Kharal

cc:	Maryse Mills-Apenteng, Securities and Exchange Commission
Barbara C. Jacobs, Securities and Exchange Commission
Howard Bailey, Chief Financial Officer, Occam Networks, Inc.
Ronald Hughes, General Counsel, Occam Networks, Inc.